May 7, 2024
Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Tony Watson, Joel Parker

Re:	Bloomin’ Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 28, 2024
File No. 001-35625

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in the letter, dated April 23, 2024 from staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,

1.    In your calculation of adjusted diluted earnings per share you exclude the dilutive effect of 5,077 and 6,089 shares for 2023 and 2022, respectively, to be issued upon conversion of the 2025 Notes since your convertible note hedge offsets the dilutive impact of the shares. On page 80, you state that the convertible note hedge transactions are not considered when calculating dilutive shares given their antidilutive impact as an offset to dilution of shares underlying the 2025 Notes. Please tell us how you concluded that the noted adjustment does not represent an individually tailored accounting principle. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

By way of background, in May 2020, the Company issued $230.0 million aggregate principal amount of 5.00% convertible senior unsecured notes due 2025 (the “2025 Notes”) in a private offering. At the time of the 2025 Notes offering, the Company entered into convertible note hedge transactions relating to the number of shares of common stock underlying the 2025 Notes. Alone, the convertible note hedge transactions offset the dilution that would be caused by stock price appreciation above the conversion price of the 2025 Notes (initially $11.89 per share, adjusted to $11.14 per share as of December 31, 2023 based on customary anti-dilution provisions for dividends paid by the Company).

Concurrently, the Company also entered into warrant transactions with the same counterparties. The warrant transactions give the counterparties the right to buy the same number of shares underlying the 2025 Notes and the convertible note hedge transactions, with a higher exercise price (initially $16.64 per share, adjusted to $15.60 per share as of December 31, 2023 based on customary anti-dilution provisions for dividends paid by the Company). The warrants effectively cap the benefit of the convertible note hedge transactions at the exercise price of the warrants. The combined effect of the convertible note hedge transactions and the warrants offsets dilution that would be caused by stock price appreciation above the 2025 Notes conversion price, but only up to the warrant exercise price. When the Company’s stock price is above the warrant exercise price, the shares issuable upon net settlement of the warrants represent the actual dilution that would be experienced.

Under GAAP, the shares of common stock underlying both the 2025 Notes (in excess of the principal amount due to the Company’s irrevocable election to settle the principal amount in cash) and the warrants (assuming the default net settlement) are considered in diluted earnings per share. However, shares of common stock underlying the convertible note hedge transactions are not included in diluted earnings per share as they are considered anti-dilutive. The effect of this treatment does not reflect the economic realities of the combined transactions or any benefits of the hedge. By including the dilution attributable to the warrants, but not anti-dilution attributable to the hedge, the dilutive effect of the 2025 Notes when combined with the hedge and warrant instruments, is overstated. Importantly, the Company would not have entered into the warrant transactions without the accompanying hedge transactions. Therefore, in calculating adjusted diluted earnings per share, the Company adds in the impact of the convertible note hedge transactions, which offsets the dilutive impact of the 2025 Notes.

The Company does not consider its adjusted diluted earnings per share measure to be individually tailored. As a measure that excludes an amount (in this case, the number of shares underlying the 2025 Notes due to the hedge provided by the convertible note hedge transactions) that is included in the most directly comparable GAAP measure, the Company believes its adjusted measure is consistent with the definition of a Non-GAAP financial measure provided in Rule 101(a)(1) of Regulation G. Rather than changing the recognition or measurement principles required by GAAP, the Company is simply adding to the GAAP measure the impact of a discrete, identified transaction that took place in connection with a significant capital event that occurred outside of the ordinary course of business. The Company considers this fact pattern meaningfully different than the examples cited in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, where the cited measures involve the substitution of alternate accounting treatments in connection with core measures of ongoing operations.

Significantly, the fundamental question under Rule 100(b) is whether the measure is misleading. The Company does not believe its adjusted diluted earnings per share measure is misleading in that it is adequately and clearly disclosed and accurately reflects the combined effects and economic realities of related transactions taking place outside of the ordinary course of business that were entered into together. The Company believes that providing this adjusted measure, together with the GAAP measure, has been material to its stockholders and necessary to provide a complete understanding of the effects of the 2025 Notes and related hedge and warrant transactions on the value of its shares. Although materiality may be diminished going forward since there was only approximately $20.7 million principal amount of 2025 Notes remaining outstanding as of March 31, 2024 (and only the portions of the related hedge and warrant transactions that correspond to such principal amount remain in effect), the Company continues to believe that its disclosure is beneficial to stockholders.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (813) 282-1225 or by email at michaelhealy@bloominbrands.com.

Very truly yours,

/s/ W. Michael Healy
W. Michael Healy
Executive Vice President and Chief Financial Officer